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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                           T & W FINANCIAL CORPORATION
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   87215N 10 7
                                 (Cusip Number)

                                 Charles W. Dent
                           T & W Financial Corporation
                                  P.O. Box 3028
                              Federal Way, WA 98063
                                 (253) 922-5164
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to each subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87215N 10 7                      13G                 PAGE 2 OF 4 PAGES
---------------------                                          -----------------

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1       NAME OF REPORTING PERSON
        Thomas W. Price
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                       (b)
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
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NUMBER OF SHARES   5     SOLE VOTING POWER
  BENEFICIALLY           470,420
                   -------------------------------------------------------------
  OWNED BY EACH    6     SHARED VOTING POWER
    REPORTING
                   -------------------------------------------------------------
   PERSON WITH     7     SOLE DISPOSITIVE POWER
                         470,420
                   -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        470,420
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

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12      TYPE OF REPORTING PERSON*
        IN
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ITEM 1

        (a)  Name of Issuer :  T&W Financial Corporation

        (b)  Address of Principal Executive Offices of the Issuer:
                                                       6416 Pacific Highway East
                                                       Tacoma, WA  98424

ITEM 2

        (a)  Name of Person Filing:  Thomas W. Price

        (b)  Business Address:  6416 Pacific Highway East, Tacoma, WA  98424

        (c)  Citizenship:  United States of America

        (d)  Title of Class of Securities:  Common Stock

        (e)  Cusip Number: 87215N 10 7

ITEM 3.  NOT APPLICABLE

ITEM 4.  OWNERSHIP

        (a) Amount Beneficially Owned: 470,420. This total includes 110,084 shares owned by Thomas W. Price through a limited liability company. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to the community property laws of the State of Washington, where applicable.

        (b) Percent of Class (based on 8,387,718 shares of common stock outstanding as of April 10, 1998: 5.61%.

        (c)    Sole Voting Power:                470,420
               Sole Dispositive Power:           470,420
               Shared Voting Power:                  -0-
               Shared Dispositive Power:             -0-

ITEM 5.  Ownership of Five Percent or Less of a Class.   Not applicable

ITEM 6.  Ownership of More than Five Percent on Bahalf of Another Person.
                                                                  Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                                                 Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.
                                                                 Not applicable.



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ITEM 9.  Notice of Dissolution of Group.   Not applicable.

ITEM 10.  Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     4/16/98                                    /s/  THOMAS W. PRICE
-----------------                   -------------------------------------
     (Date)                                         (Signature)

                                                 Thomas W. Price
                                                      (Name)



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